UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)
Under the Securities Exchange Act of 1934*

Maxeon Solar Technologies, Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Y58473102
(CUSIP Number)

Tian Lingling
TCL Zhonghuan Renewable Energy Technology Co., Ltd.
No. 10 South Haitai Road
Huayuan Industrial Park, Hi-tech Industrial Zone
Tianjin, 300384
People’s Republic of China
+86-22-23789766-3203
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29-30, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZS”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
982,022,324

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
982,022,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
982,022,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.30%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1 Based on 1,417,108,920 Ordinary Shares outstanding as of August 30, 2024, which includes the Ordinary Shares acquired by TZS upon the closing of the Forward Purchase Transaction described herein and the Ordinary Shares issuable to TZS as a result of its exercise of the TZS Warrant through August 29, 2024, together with the Ordinary Shares issuable upon conversion or exchange of all outstanding Tranche A Second Lien Notes.  See Item 5 of the Schedule 13D.

2

1	NAMES OF REPORTING PERSONS
TCL Zhonghuan Renewable Energy Technology Co., Ltd. (“TZS Parent”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
982,022,324

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
982,022,324

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
982,022,324

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
69.30%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

2 Based on 1,417,108,920 Ordinary Shares outstanding as of August 30, 2024, which includes the Ordinary Shares acquired by TZS upon the closing of the Forward Purchase Transaction described herein and the Ordinary Shares issuable to TZS as a result of its exercise of the TZS Warrant through August 29, 2024, together with the Ordinary Shares issuable upon conversion or exchange of all outstanding Tranche A Second Lien Notes.  See Item 5 of the Schedule 13D.

3

This Amendment No. 9 (this “Amendment No. 9”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons named therein with the Securities and Exchange Commission on September 8, 2020, as amended by Amendment No.1 filed on April 22, 2021, as further amended by Amendment No.2 filed on August 18, 2022, as further amended by Amendment No.3 filed on May 17, 2023, as further amended by Amendment No.4 filed on May 24, 2023, as further amended by Amendment No.5 filed on June 17, 2024, as further amended by Amendment No.6 filed on June 21, 2024, as further amended by Amendment No.7 filed on July 22, 2024, and as further amended by Amendment No.8 filed on August 21, 2024  (as amended, the “Schedule 13D”) with respect to the ordinary shares, no par value (the “Ordinary Shares”) of Maxeon Solar Technologies, Ltd. (the “Issuer”). Except as specifically amended and supplemented by this Amendment No. 9, the Schedule 13D remains in full force and effect. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

Pursuant to the previously disclosed Forward Purchase Agreement dated as of June 14, 2024 (the “Forward Purchase Agreement”), on the terms and subject to the conditions set forth therein, TZS agreed to purchase and the Issuer agreed to sell Ordinary Shares of the Issuer for an aggregate purchase price of $100,000,000 (the “Forward Purchase Transaction”).  As more fully described in Item 4 of this Amendment No. 9, on August 30, 2024, TZE and the Issuer consummated the Forward Purchase Transaction. The source of funds used for the Forward Purchase Transaction was funds of TZS Parent and its affiliates available for investment.

On August 29, 2024, pursuant to the previously disclosed Warrant issued to TZS on June 20, 2024 (the “TZS Warrant”), TZS exercised the TZS Warrant to purchase from the Issuer a total of 2,373,939 Ordinary Shares for an aggregate exercise price of $23,739.39.  TZS exercised the TZS Warrant to maintain its previous ownership percentage in the Issuer upon an increase in the number of outstanding Ordinary Shares resulting from (i) previous voluntary conversions by holders of the Issuer’s Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Second Lien Notes”) of certain Tranche A Second Lien Notes into Ordinary Shares and (ii) the Issuer’s August 29, 2024 election, pursuant to the terms of the Indenture governing the Second Lien Notes, to issue Ordinary Shares on September 9, 2024 in exchange for all outstanding Tranche A Second Lien Notes not previously converted. The source of funds used for TZS’s exercise of the TZS Warrant was funds of TZS Parent and its affiliates available for investment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

Closing of Forward Purchase Agreement

In order to protect the Issuer’s interests, accelerate the progress of the Issuer’s restructuring, and implement the overall integration plan, TZS and the Issuer agreed to expedite the implementation of the restructuring plan by closing the Forward Purchase Transaction as promptly as practicable after August 28, 2024 based upon the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of those external regulatory approvals that have been obtained to date, while certain aspects of the pending regulatory screening continue post-closing.  In connection with this decision to proceed with closing of the Forward Purchase Transaction, on August 28, 2024, the Issuer and TZS jointly executed a letter agreement providing for the waiver of certain closing conditions under the Forward Purchase Agreement, subject to certain conditions specified in such waiver letter.  The waived conditions included the receipt of certain required regulatory approvals that had not been obtained as of August 28, 2024.  The parties will continue to seek such regulatory approvals following the closing.  However, there can be no assurance that the remaining regulatory approvals to be sought after the closing will be obtained.

On August 30, 2024, after giving effect to the waiver described above, TZS and the Issuer consummated the previously announced Forward Purchase Transaction pursuant to the Forward Purchase Agreement which provided for the sale by the Issuer, and the purchase by TZS, on the terms and subject to the conditions set forth in the Forward Purchase Agreement, of Ordinary Shares of the Issuer having an aggregate sale price of approximately $100 million (the “Forward Purchase Shares”).

At the closing of the Forward Purchase Transaction, the Issuer issued and sold to TZS, and TZS purchased, a total of 829,187,396 Forward Purchase Shares at a purchase price of $0.1206 per share for an aggregate purchase price of $99,999,999.96.  Consistent with the terms of the Forward Purchase Agreement, the per share purchase price was equal to 75% of the average of the Daily VWAP (as defined in the Forward Purchase Agreement) for the ten consecutive trading days ending on (and including) August 27, 2024, with August 27, 2024 having been the day immediately prior to the date on which certain regulatory approvals specified in the Forward Purchase Agreement were obtained or waived by the parties as provided in the Forward Purchase Agreement.

As a result of the closing under the Forward Purchase Agreement, by adding the Forward Purchase Shares to the other Ordinary Shares of the Issuer held by TZS, TZS became the holder of more than a majority of the outstanding Ordinary Shares of the Issuer and accordingly acquired the right to control the Issuer, on the terms and subject to certain limitations as set forth in the Amended and Restated Shareholders Agreement described below.

Amendment and Restatement of Shareholders Agreement

On August 30, 2024, in connection with the closing of the Forward Purchase Transaction, the Issuer entered into an Amended and Restated Shareholder Agreement (the “A&R SHA”) with TZS, which amended and restated the existing shareholders agreement, dated August 26, 2020, by and among, the Issuer, TZS and certain shareholders named therein, in its entirety.  The A&R SHA, among other things, provides that (i) (x) the Board of Directors of the Issuer (the “Board”) shall initially consist of ten directors, who shall be the Issuer’s CEO, four independent directors, and five designees of TZS; and (y) from and after the earlier of (a) satisfaction (or the waiver, other than a waiver of the closing condition set forth in clause (a)(i) of Annex 2 of the Forward Purchase Agreement) of certain closing conditions set forth in Annex 2 to the Forward Purchase Agreement and (b) December 31, 2024, the Board shall consist of nine directors, who shall be the Issuer’s CEO, three independent directors, and five designees of TZS; (ii) each committee of the Board shall include at least one independent director, and (x) in the event that TZS has the right to designate at least one director (but less than a majority of the Board), each committee of the Board shall include at least one designee of TZS; and (y) in the event that TZS has the right to designate a majority of the Board, each committee of the Board shall include a number of designees of TZS such that these designees constitute a majority of such committee (except (A) to the extent such membership would violate applicable securities laws or Nasdaq rules and (B) in case of the nominating and corporate governance committee, which shall include one designee of TZS serving as the chairman of such committee); and (iii) certain specified matters shall be subject to the approval of the designees of TZS or the independent directors, as the case may be.

The information disclosed in this Item 4 with respect to the A&R SHA does not purport to be complete and is qualified in its entirety by reference to the A&R SHA, a copy of which is attached hereto as Exhibit 7.17 and which is incorporated herein by reference in its entirety.

Change in the Board of Directors

Pursuant to Section 2(b) of the A&R SHA, which took effect upon consummation of the Forward Purchase Transaction  on August 30, 2024, TZS has a right to designate two designees to the Board, in addition to the three existing directors who were previously designated by TZS.  On August 30, 2024, TZS designated Mr. Dongsheng Li and Ms. Changxu Zhang to the Board, each of whom was then elected by the Board, effective August 30, 2024, to fill an existing vacancy on the Board.

Mr. Dongsheng Li
Mr. Li is the founder of TZS Parent. He currently serves as TCL Technology Group Corp.’s chairman, chief executive officer and executive director and chairman of TZS.  He has also held several prestigious positions: Honorary President of the South China University of Technology Education Development Foundation, Vice President of the Alumni Association South China University of Technology, Member of the Council of South China University of Technology and Visiting Professor at Wuhan University.

Ms. Changxu Zhang
Ms. Zhang is currently a board member and the chief operations officer and chief financial officer of TZS.  Over the past five years she has served in various leadership roles for TZS, including board member, deputy general manager and finance director. Ms. Zhang has a master’s degree of software engineering from Tongji University and a bachelor’s degree in business administration from Shanxi University of Finance and Economics.

As noted above under “Amendment and Restatement of Shareholder Agreement,” upon the earlier of (i) satisfaction (or the written waiver, other than a waiver of the closing condition set forth in clause (a)(i) of Annex 2 of the Forward Purchase Agreement)  of certain closing conditions set forth in Annex 2 to the Forward Purchase Agreement and (ii) December 31, 2024, TZS will have the right to designate five of the nine directors on the Board of the Issuer.

Exercise of TZS Warrant

On August 29, 2024, TZS exercised the TZS Warrant to purchase from the Issuer a total of 2,373,939  Ordinary Shares.  TZS exercised the TZS Warrant to maintain its previous ownership percentage in the Issuer upon an increase in the number of outstanding Ordinary Shares resulting from (i) previous voluntary conversions by holders of the Issuer’s Second Lien Notes of certain Tranche A Second Lien Notes into Ordinary Shares and (ii) the Issuer’s August 29, 2024 election, in accordance with the terms of the Indenture governing the Second Lien Notes, to issue Ordinary Shares on September 9, 2024 in exchange for all outstanding Tranche A Second Lien Notes not previously converted.

The Reporting Persons acquired the Ordinary Shares purchased pursuant to the Forward Purchase Agreement for the purpose of acquiring and exercising control over the Issuer as contemplated by the A&R SHA.  The Reporting Persons from time to time expect to enter into discussions with directors and officers of the Issuer or third parties in connection with the Reporting Persons’ investment in the Issuer.  Such discussions may include, without limitation, discussions with members of management, members of the Board (individually or acting as a whole), current and/or potential financing sources for the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans, liquidity and future of the Issuer, the provision of debt or equity financing to and/or a restructuring of the Issuer and/or the entry into one or more strategic transactions between the Reporting Persons and the Issuer (which could include, without limitation, acquisitions by the Reporting Persons and/or their affiliates (other than the Issuer) of additional Ordinary Shares or other securities of the Issuer and/or other possible transactions, one or more of which could result in the delisting and/or deregistration of the Ordinary Shares) as well as other matters related to the Issuer.  The Reporting Persons may also seek from time to time to explore increasing or decreasing their ownership position in the Issuer, including, without limitation, through open market purchases or an acquisition of Ordinary Shares from other stockholders, or as applicable, dispositions of Ordinary Shares on the open market or otherwise.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future, depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation: (i) acquiring additional Ordinary Shares and/or other securities of the Issuer; (ii) disposing of any or all of their Ordinary Shares and/or other securities of the Issuer; (iii) engaging in hedging or similar transactions with respect to the securities of the Issuer; (iv) causing or facilitating changes to the capitalization, corporate structure or governing documents of the Issuer; or (v) proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Persons to Rows 7 through 13 of the cover pages of this Amendment No. 9 are incorporated herein by reference. As of the date hereof, TZS is the direct owner of and may be deemed to have shared voting and dispositive power with respect to, and TZS Parent may be deemed to beneficially own and have shared voting and dispositive power with respect to, 982,022,324 Ordinary Shares held by TZS (including the 829,187,396 Ordinary Shares acquired by TZS upon the closing of the Forward Purchase Transaction and the 2,373,939 Ordinary Shares issuable to TZS as a result of its exercise of the TZS Warrant on August 29, 2024), representing in the aggregate approximately 69.30% of the outstanding Ordinary Shares.  Such percentage is based on 1,417,108,920 Ordinary Shares outstanding as of August 30, 2024, which includes the Ordinary Shares acquired by TZS upon the closing of the Forward Purchase Transaction and the Ordinary Shares issuable to TZS as a result of its exercise of the TZS Warrant through August 30, 2024, together with the Ordinary Shares issuable upon conversion or exchange of the outstanding Tranche A Second Lien Notes (including the Ordinary Shares issuable on September 9, 2024 as a result of the Issuer’s election, in accordance with the terms of the Second Lien Notes, to issue Ordinary Shares in exchange for all outstanding Tranche A Second Lien Notes not previously converted), but does not take into account Ordinary Shares issuable upon conversion of Tranche B Second Lien Notes.

TZS would hold approximately 67.64% of the outstanding Ordinary Shares following conversion of the Tranche B Second Lien Notes whose holders delivered conversion notices to the Issuer as of August 30, 2024, based on a total of 1,451,858,964 Ordinary Shares outstanding, which includes the Ordinary Shares acquired by TZS upon the closing of the Forward Purchase Transaction and the Ordinary Shares issuable to TZS as a result of its exercise of the TZS Warrant through August 30, 2024, together with the Ordinary Shares issuable upon pending conversions of Tranche A Second Lien Notes and Tranche B Second Lien Notes, to the extent the holders of such Second Lien Notes delivered conversion notices as of August 30, 2024, but does not take into account the Ordinary Shares issuable on September 9, 2024 as a result of the Issuer’s election, in accordance with the terms of the Second Lien Notes, to issue Ordinary Shares in exchange for all outstanding Tranche A Second Lien Notes not previously converted as of August 30, 2024.

(c)  On August 29, 2024, TZS exercised the TZS Warrant to purchase from the Issuer a total of 2,373,939 Ordinary Shares and on August 30, 2024, TZS purchased 829,187,396 Ordinary Shares upon consummation of the Forward Purchase Transaction.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment No. 9 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

 Item 7 of the Schedule 13D is hereby supplemented by adding the following:

Exhibit Number	Description

7.17	Amended and Restated Shareholders Agreement, dated as of August 30, 2024, by and between the Issuer and TZS.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2024

TCL Zhonghuan Renewable Energy Technology Co., Ltd.

By:	/s/ Zhang Changxu
Name:	Zhang Changxu
Title:	Authorized Signatory

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:	/s/ Qin Shilong
Name:	Qin Shilong
Title:	Authorized Signatory